[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]

February 4, 2009



William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Jackson National Life Insurance Company ("Jackson")
         Jackson National Separate Account - I on Form N-4
         File Nos. 811-08664 and 333-70472

Dear Mr. Kotapish:

I am writing on behalf of the above registrant and offering for approval to use the disclosure in the amendment filed on January 14, 2009 (Accession No. 0000927730-09-000020) as a template (the Template Filing) for other Jackson offerings and offerings under our New York subsidiary life insurance company having the same changes (the Replicate Filings). The changes and the registration numbers for the applicable Replicate Filings are as follows:

     o Revision of our currently offered Guaranteed Minimum Death Benefits (GMDBs) to allow for, under certain limited conditions, payment of the death benefit after the Income Date.

                           333-118368                         811-08664
                           333-119656                         811-08664
                           333-132128                         811-08664
                           333-155675                         811-08664
                           333-70697                          811-09119
                           333-70472 (Fifth Third)            811-08664
                           333-70384                          811-08401
                           333-118370                         811-08401
                           333-119659                         811-08401

     o Addition of GMDB conversion privileges within certain GMDBs. This addition allows contract owners who previously elected any of a selection of GMDBs to convert their GMDB into more-recently introduced GMDBs that generally were not previously available to those particular contract owners but that might be more beneficial.

                           333-118368                         811-08664
                           333-119656                         811-08664
                           333-132128                         811-08664
                           333-70472 (Fifth Third)            811-08664
                           333-70384                          811-08401
                           333-118370                         811-08401
                           333-119659                         811-08401

     o Revision of our four currently offered GMDBs that contain a "roll-up" component to allow more favorable treatment of premium received during the first Contract Quarter.

                           333-118368                         811-08664
                           333-119656                         811-08664
                           333-132128                         811-08664
                           333-155675                         811-08664

There are also sub-account changes and other non-material changes.

We filed the Template Filing on January 14, 2009, under rule 485(a)(1). The proposed effective date of the Template Filing is March 15, 2009, and we desire the same effective date for the Replicate Filings.

About the Replicate Filings, we represent that:

     o The disclosure changes in the Template Filing are substantially identical to the disclosure changes to be reflected in the Replicate Filings.

     o    Because  the   disclosure   changes  in  the  Replicate   Filings  are
          substantially identical to the disclosure changes in the Template Filing, we will be able to revise the Replicate Filings effectively to reflect Staff comments on the Template Filing.

     o The Replicate Filings will effectively incorporate changes made to the Template Filing's disclosure in response to Staff comments.

     o No Replicate Filing will include changes that would otherwise render it ineligible for filing under rule 485(b).

Please let me know if this proposal is acceptable. My direct line is (517) 367-3835, and my e-mail address is tony.dowling@jnli.com. Thank you very much.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel

cc:      Ellen J. Sazzman, Esq.